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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ---X-----             No --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Unveils Strategic Roadmap For

Affordable iBOLT Integration Platform

Roadmap Outlines New Family of Products and Capabilities to Handle

The Major Technology Challenge Facing Organizations Today

Irvine, California (January 13, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today its corporate roadmap and three-point strategy for entering the Enterprise Application Integration (EAI) market with the delivery of its new iBOLT Integration Platform to mid-sized organizations around the globe.

Ensuing from the company’s years of expertise in application development and integration, and business process automation, Magic Software’s three-point strategy promises to deliver innovative new products based on its existing core development technology eDeveloper and the iBOLT family of products. As part of this strategy, Magic Software will make available high-level business analysts and technology architects through expanded partnerships and leverage a proven global support system to provide customers with expert services and support.

“In order to maintain competitiveness and the ability to rapidly respond to changing business environments while reducing operating expenditures, organizations must implement an integration strategy that combats the inefficiencies that can arise from having disparate or incompatible systems,” said Menachem Hasfari, CEO of Magic Software Enterprises. “With over 15 years experience in providing application development and integration solutions to mid-sized companies around the world with our core eDeveloper technology, Magic Software has the expertise to take affordable enterprise application integration to this eager audience to solve what continues to be the highest priority challenge facing companies today.

By outlining our strategic and technology roadmap, we are sharing our plans to innovate, embrace and exploit new technology trends to let our large customer base reap the benefits of enhanced productivity and increased process automation, through affordable EAI.”

Improving Productivity and Maximizing Investment Through Rapid Integration
Over the past decade, companies have made substantial investments in new technologies and solutions. Due to a lack of flexibility, interfaces and complex architectures, popular packaged solutions and homegrown systems were often implemented as stand alone entities creating a difficult challenge as business conditions changed. Companies have spent millions of dollars on consulting services, with implementations taking months or even years. As a result, corporate strategies often changed by the time systems were finally deployed and the resulting business processes needed to change to align with the new strategies.

To combat this problem, the iBOLT Integration Platform will provide organizations with the critical integration functionality required to link business processes and existing enterprise systems and infrastructures, allowing them to streamline operations in online environments.

By offering the robust and proven deployment and integration infrastructure coupled with intuitive graphical development tools, adapters and connectors, Magic Software will enable companies to integrate systems in a fraction of the time and cost. As a result, companies will be able to even more easily and rapidly extend their existing processes and legacy systems.

Magic Software’s Three-Point Integration Strategy

Magic Software will help customers overcome current business challenges by enabling enterprises to extend their business process automation, management and integration efforts. Major corporations including Nestle's Nespresso, Allstate, adidas-Salomon, Bank of France, Gannet Media, Chase Manhattan Bank, Merrill Lynch, Mutual of Omaha and many other large and mid-size companies have created and integrated critical business solutions using technology from Magic Software. By implementing the following three-point strategy, Magic Software will offer companies increased efficiencies to its current and new customers worldwide:

1.

Deliver New Integration Products Based On Our Core Technology

The focus of the iBOLT integration product family will be to serve the needs of medium and small enterprises implementing applications that require connectivity to and reuse of existing enterprise assets. iBOLT illustrates Magic Software’s commitment to providing enterprise-class development and customization tools, performance and scalability, with a heightened focus on providing affordable application integration solutions including extensions to disparate systems such as legacy, ERP, CRM, and SCM, multiple data sources and other home grown solutions. The new framework will be specifically designed to meet demanding application integration requirements of current and future applications and directly builds on our substantial experience and track record in this field.

2.

Increase Strategic Relationships with Integration Specialists

Leading consulting companies and systems integrators are refocusing their efforts toward helping customers extend their business systems by leveraging integration technologies. Magic Software offers these firms the integration and development technology that enterprises are demanding. We will join forces with system integrators who focus on the mid-market and enter into reseller partnerships with complementary technology vendors to provide integration functionality to a broader customer base.

3.

Enhanced Global Team Providing Follow The Sun Support

Magic Software will continue to enhance its worldwide service team so that customers receive immediate access to technical support during disparate business hours around the world, to ensure efficient problem recovery and the continuity of business. The support mechanism is transparent to customers, as incoming queries are automatically routed to the most appropriate support center.

Magic Software is well equipped to provide real-time response and resolution spanning several time zones with the extended support needed in integrated environments. This enhanced service reflects our ongoing commitment to our global customer base to provide excellent quality customer service.

“In the coming weeks with the release of our new iBOLT Integration family of products, customers will clearly see our commitment to help mid-sized enterprises solve their business integration challenges through our technology leadership,” Hasfari added. “Magic Software believes that our forward-looking business strategies will bring new efficiencies to enterprises, providing the strategic competitive edge they demand.”

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 13, 2003